                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)
                   Under the Securities Exchange Act of 1934

                           GOTHIC ENERGY CORPORATION
                           -------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                   383482106
                                 --------------
                                 (CUSIP Number)

                             Shannon Self, Esquire
                           Self, Giddens & Lees, Inc.
                              2725 Oklahoma Tower
                                210 Park Avenue
                         Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 4, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 7 Pages

CUSIP NO. 383482106


 (1)     Names of Reporting Persons, S.S. or I.R.S. Identification Nos.            Chesapeake Exploration Limited
         of Above Persons                                                        Partnership, an Oklahoma limited
                                                                              partnership, successor by merger to
                                                                               Chesapeake Mid-Continent Corp., an
                                                                                             Oklahoma corporation
                                                                                                       73-1384282

(2)     Check the Appropriate Box if a Member of a Group (See                                           (a)  [ ]
        Instructions)                                                                                   (b)  [x]

(3)     SEC Use Only

(4)     Source of Funds (See Instructions)                                                                 AF,WC

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant                                        [ ]
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization                                                            Oklahoma

Number of Shares   (7)  Sole Voting Power                                                             32,275,287

Beneficially Owned (8)  Shared Voting Power                                                                    -

By Each Reporting  (9)  Sole Disposition                                                              32,275,287

Person With:       (10) Shared Dispositive Power                                                               -

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person                                  32,275,287

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain                                           [ ]
        Shares (See Instructions)

(13)    Percent of Class Represented by Amount in Row (11)                                                66.46%

(14)    Type of Reporting Person (See Instructions)                                                           PN

                               Page 2 of 7 Pages

CUSIP NO. 383482106
                             Preliminary Statement

This Amendment No. 3 to Schedule 13D amends and restates: (a) the Schedule 13D dated September 15, 1999, and filed by Chesapeake Mid-Continent Corp., an Oklahoma corporation ("Chesapeake Mid-Continent"), as successor by merger to Chesapeake Gothic Corp., an Oklahoma Corporation ("Chesapeake Gothic"); (b) Amendment No. 1 to Schedule 13D filed on September 23, 1999, by Chesapeake Mid-Continent; and (c) Amendment No. 2 to Schedule 13D filed on October 8, 1999 by Chesapeake Mid-Continent.

Item 1.  Security and Issuer.

         The common stock par value $.01 per share (the "Common Stock"), of Gothic Energy Corporation, an Oklahoma corporation ("Gothic"). Gothic's principal executive offices are located at 6120 South Yale Avenue, Ste. 1200, Tulsa, Oklahoma 74136.

Item 2.  Identity and Background.

         Chesapeake Exploration Limited Partnership ("CELP") is an Oklahoma limited partnership having as its general partner Chesapeake Operating, Inc., an Oklahoma corporation ("COI"), and having as its limited partner Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"). CELP and Chesapeake Mid-Continent were merged with CELP as the surviving entity. CELP, COI and Chesapeake Mid-Continent are wholly owned subsidiaries of Chesapeake Energy and are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and are engaged in the ownership, development and operation of oil and gas assets in North America. The executive officers and directors of COI and Chesapeake Energy are set forth below. Each individual designated by an asterisk is a director or officer of COI and Chesapeake Energy.

                  Aubrey K. McClendon *
                  Director and Chief Executive Officer
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Tom L. Ward *
                  Director and Chief Operating Officer
                  6200 North Western
                  Oklahoma City, Oklahoma 73118

                  Marcus C. Rowland *
                  Chief Financial Officer
                  6100 North Western
                  Oklahoma City, Oklahoma 73118





                               Page 3 of 7 Pages

CUSIP NO. 383482106


                  Edgar F. Heizer, Jr.
                  Director
                  261 Bluff's Edge Drive
                  Lake Forest, Illinois   60045

                  Breene M. Kerr
                  Director
                  115 Bay Street
                  Easton, Maryland 21601-2703

                  Shannon Self
                  Director
                  2725 Oklahoma Tower
                  210 Park Avenue
                  Oklahoma City, Oklahoma 73102

                  Frederick B. Whittemore
                  Director
                  1221 Avenue of the Americas
                  New York, New York 10020

                  Walter C. Wilson
                  Director
                  2001 Kirby Drive, Suite 1107
                  Houston, Texas 77019

         CELP, COI, Chesapeake Energy and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 27, 1998, Chesapeake Gothic and certain affiliated entities made a strategic investment in Gothic (the "Transaction") and in connection therewith Chesapeake Gothic or certain affiliates acquired Gothic's Series B Senior Preferred Stock (the "Preferred Stock"), certain oil and gas interests, the right to participate in certain oil and gas development activities of Gothic under that certain Sale and Participation Agreement dated March 31, 1998 (the "Participation Agreement"), and a warrant (the "Warrant") for 2,439,246 shares of Common Stock at an exercise price of $.01 per share. The Preferred Stock, together with any Preferred Stock received as in-kind dividends on such Preferred Stock, is convertible into Common Stock at the option of CELP on ninety (90) days prior written notice after April 30, 2000. CELP'S right to convert the Preferred Stock is limited to the extent the conversion would cause CELP to own or be deemed to own more than 19.9% of the outstanding Common Stock and is subject to Gothic's prior right to redeem such Preferred Stock. The Preferred Stock is convertible into shares of Common Stock equal to the liquidation preference for the Preferred Stock divided by the greater of the fair market value of the Common Stock or $2.04167. The consideration for the




                               Page 4 of 7 Pages

CUSIP NO. 383482106




         Transaction was provided by Chesapeake Energy and its affiliated entities from working capital and the proceeds from one or more bond financing transactions.

         Subsequent to the Transaction, Chesapeake Gothic merged into Chesapeake Mid-Continent with Chesapeake Mid-Continent as the surviving entity. On August 18, 1999, Chesapeake Mid-Continent exercised the Warrant on a net basis by surrendering 45,121 warrants and receiving 2,394,125 shares of Common Stock, which represented approximately 14.7% of the then outstanding Common Stock. Effective December 31, 1999, Chesapeake Mid-Continent merged into CELP, with CELP being the surviving entity and the continuing holder of the Common Stock and the Preferred Stock.

Item 4.  Purpose of Transaction

         The Preferred Stock, the Warrant, the underlying Common Stock to be acquired from the exercise of the Warrant or the conversion of the Preferred Stock and the other interests described in Item 3 of this
         Schedule 13D, were acquired in the Transaction as investments by CELP's predecessors in interest. On September 13, 1999, Gothic announced that Gothic was exploring alternatives to restructure Gothic's debt and equity, which included the possible sale of assets, the issuance of new debt or the issuance of new equity securities. In connection with a potential restructure of its balance sheet proposed by Gothic, on February 28, 2000, CELP and Gothic entered into an agreement (the "OP Agreement") pursuant to which CELP agreed to grant to Gothic an option (the "Option") to redeem the Preferred Stock and Common Stock held by CELP in exchange for the assignment to CELP of certain undeveloped leasehold interests covered by the Participation Agreement. The grant of the Option under the terms of the OP Agreement and the subsequent exercise of the Option are subject to a number of conditions. The conditions were satisfied under the OP Agreement and the Option was granted by CELP to Gothic on April 4, 2000, effective March 27, 2000. As part of the consideration to be received by CELP for the grant of the Option under the OP Agreement: (a) the Participation Agreement was extended for three years to April 30, 2006; (b) CELP was granted a right of first refusal on property dispositions by Gothic or it affiliates; (c) COI was permitted to become operator of 28 wells operated by Gothic; and (d) Chesapeake Energy was granted the first right to drill, complete and operate oil and gas wells located in certain areas covered by the Participation Agreement.

         Subject to the terms of the Transaction, the OP Agreement, the Option and any related agreements, CELP may in the future: (i) purchase additional shares of Common Stock, debt securities or other equity securities of Gothic, (ii) sell all or part of the Common Stock or the Preferred Stock; (iii) communicate with management of Gothic regarding Gothic's business plans and the evaluation of Gothic's strategic alternatives as indicated above; or (iv) enter into additional transactions in connection with Gothic or Gothic's assets. CELP has the right to appoint one director to Gothic's board of directors, but to date has declined to exercise that right. Except as set forth above, CELP has no present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of
         Schedule 13D.





                               Page 5 of 7 Pages

CUSIP NO. 383482106




Item 5.  Interest in Securities of the Issuer.

         (a) CELP owns 2,394,125 shares of Common Stock resulting from the exercise of the Warrant and 61,007 shares of Preferred Stock convertible into 29,881,162 shares of Common Stock after 90 days written notice delivered subsequent to April 30, 2000. Based on the 18,685,765 shares of Common Stock reflected as issued and outstanding in Gothic's Form 10K filed on March 30, 2000, the 2,394,125 shares of Common Stock held by CELP represents 12.81% of the outstanding Common Stock. If the Preferred Stock could be converted on the date of this
         Schedule 13D, the Common Stock held by CELP immediately after the conversion would represent 64.46% of the outstanding Common Stock after giving effect to the issuance of the Common Stock as a result of the conversion of the Preferred Stock. However, CELP can only convert shares of the Preferred Stock that would cause CELP or its affiliates to own no more than 19.9% of the outstanding Common Stock of Gothic.

         (b) CELP has the sole power to vote or dispose of the shares of Common Stock currently owned by CELP and acquired from the exercise of the Warrant. CELP has the sole power to dispose of the Preferred Stock, but will not have the right to vote or dispose of the Common Stock to be received from the conversion of the Preferred Stock until such Preferred Stock is converted.

         (c) CELP has the right to receive dividends which have accrued on the Preferred Stock, which dividends can be paid by Gothic on an in-kind basis. In addition to the foregoing, CELP and Gothic entered into the OP Agreement on February 27, 2000, and consummated the OP Agreement by issuing the Option on April 4, 2000, effective March 28, 2000.

         (d)      Inapplicable.

         (e)      Inapplicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         The Preferred Stock can be converted to Common Stock within 90 days after receipt by Gothic of written notice of exercise delivered by CELP after April 30, 2000. The holders of at least 50% of Common Stock underlying the Warrant, the Preferred Stock and related shares described in the Registration Rights Agreement can request the registration of such Common Stock under the Securities Act at any time after September 30, 1998. In addition, as part of the Transaction CELP's predecessors and Gothic entered into a standstill agreement that prohibited certain actions by CELP and its affiliates prior to March 31, 2000, including prohibitions against acquiring additional securities of Gothic or taking actions to change or influence the control of Gothic. Gothic and CELP entered into the OP Agreement and may enter into the Option. The remaining agreements entered into as part of or subsequent to the Transaction were entered into and performed in the ordinary course of the oil and gas exploration and development business.




                               Page 6 of 7 Pages

CUSIP NO. 383482106




Item 7.  Materials to be filed as Exhibits.

1. The Warrant dated April 27, 1998, to purchase Common Stock of Gothic issued to Chesapeake Gothic was attached as Exhibit 99.1 to the
         Schedule 13D dated September 15, 1999, filed by Chesapeake
         Mid-Continent.

2. The Option Purchase Agreement dated February 28, 2000, between Gothic Energy Corporation, an Oklahoma corporation, Gothic Production Company, an Oklahoma corporation, and Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership, successor in interest by merger to Chesapeake Gothic Corp., is attached hereto as Exhibit "99.2."

3. The Option dated March 27, 2000, between Gothic Energy Corporation, an Oklahoma corporation, Gothic Production Company, an Oklahoma corporation, and Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership, successor in interest by merger to Chesapeake Gothic Corp., is attached hereto as Exhibit "99.3."


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   April 6, 2000




                               Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership

                               By Chesapeake Operating, Inc., an Oklahoma corporation, as general partner

                                        By /s/Aubrey K. McClendon
                                           ------------------------------------
                                            Aubrey K. McClendon
                                            Chief Executive Officer



                               Page 7 of 7 Pages

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
99.2                    OPTION PURCHASE AGREEMENT

99.3                    OPTION AGREEMENT